May 22, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Trade Desk, Inc.

Registration Statement on Form S-1 (Registration No. 333-218137)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of The Trade Desk, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-218137) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.000001 per share, so that the Registration Statement may be declared effective at 4:30 p.m. Washington, D.C. time, on May 23, 2017, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we wish to advise that as of the time of this filing the underwriters have not yet made any distribution of the Preliminary Prospectus dated May 22, 2017. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s Class A common stock pursuant to the Registration Statement, as amended, are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Section 5(b) of the Securities Act.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Citigroup Global Markets Inc. Jefferies LLC RBC Capital Markets, LLC As representatives of the several underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Zaheed Kajani

Name:	Zaheed Kajani

Title:	Managing Director

By:	Jefferies LLC

By:	/s/ David Mastrangelo

Name:	David Mastrangelo

Title:	Managing Director

By:	RBC Capital Markets, LLC

By:	/s/ John Wadsworth

Name:	John Wadsworth

Title:	Managing Director

Acceleration Request Signature Page